UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934
August 23, 2011
Commission File Number: 333-173626
UCI Holdings Limited
(Translation of registrant’s name into English)
UCI Holdings Limited
Level Nine
148 Quay Street
Auckland 1010 New Zealand
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☑ Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Index to Exhibits

Exhibit No.	Description
1	Quarterly report for the quarterly period ended June 30, 2011, prepared for distribution to the holders of the 8.625% Senior Notes due 2019 of UCI International, Inc.

2	Quarterly earnings release dated August 23, 2011 prepared for the information of holders of the 8.625% Senior Notes due 2019 of UCI International, Inc.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UCI Holdings Limited (Registrant)
Date: August 23, 2011	By:	/s/ Keith Zar
		Name:	Keith Zar
		Title:	General Counsel